Exhibit 99.1

MoneyHero Group Announces Departure of Chief Commercial Officer Amid A New Market-Based Team Structure

Hong Kong/Singapore, October 9, 2026 (ET) – MoneyHero Limited (NASDAQ: MNY) (“MoneyHero” or the “Company”), the largest AI-powered personal finance aggregation and comparison platform and a digital insurance brokerage provider in Greater Southeast Asia, today announced the departure of its Chief Commercial Officer, Shravan Thakur, effective December 22, 2026.

This comes at a time when MoneyHero has adopted a country manager-led model that puts local leadership at the center of commercial execution and marketing activities across its four markets — Hong Kong, Singapore, Taiwan and the Philippines. Under this model, MoneyHero has localized its marketing teams, enabling them to work more closely with local commercial teams. Each country manager now leads both functions to develop unique product and marketing offerings, to better serve their user communities and drive their market’s profitability. As such, the Company will not appoint a replacement Chief Commercial Officer.

This new structure empowers country managers with clear ownership over local priorities, uniting commercial and marketing activities under a single market leader. Since its introduction, there has been much positive feedback from our users and partners to Danny Leung, Interim Chief Executive Officer and Chief Financial Officer, indicating that this new leadership structure is beginning to bear fruit in both commercial execution and marketing activities. Put simply, response to market has become faster and engagement with customers and partners has become tighter in every one of the four markets.

Steven Teichman, Chairman of the Board, commented, “On behalf of the Board, I would like to thank Shravan for his contributions to MoneyHero and wish him every success in his future endeavors. Our strategic priorities remain unchanged. Under Danny’s leadership, our teams across the Group remain focused on executing those priorities, strengthening business performance and delivering long-term value for our customers, partners and shareholders.”

The Board continues its search for a permanent Chief Executive Officer. The Company will provide further updates as appropriate.

About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY) is a leading tech- and AI-powered personal finance aggregation and comparison platform that provides consumers with actionable insights to discover, compare, and choose the best financial products with confidence — bringing data intelligence and seamless digital access across insurance and banking solutions. The Company operates in Singapore, Hong Kong, Taiwan and the Philippines. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax and Seedly, as well as the B2B platform Creatory. MoneyHero had over 280 commercial partner relationships as at June 30, 2026, and had approximately 3.7 million Monthly Unique Users across its platform for the three months ended June 30, 2026. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the United States federal securities laws. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to the Company’s strategies, intentions, future results of operations and financial position and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words.  All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions.  Specific factors that might cause such a difference are described in the Company’s filings with the Securities and Exchange Commission, including the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and subsequent filings, as well as in the Company’s other public statements. The Company does not update forward-looking statements and expressly disclaims any obligation to do so, except as required by law. Undue reliance should not be placed upon the forward-looking statements.

For MoneyHero inquiries, please contact:

Investor Relations: IR@MoneyHeroGroup.com

Media Relations: Press@MoneyHeroGroup.com